

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2022

Eric Brock
Chairman and Chief Executive Officer
Ondas Holdings Inc.
411 Waverley Oaks Road, Suite 114
Waltham, Massachusetts 02452

> **Re: Ondas Holdings Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed November 3, 2022**
> **File No. 333-267565**

Dear Eric Brock:

We have limited our review of your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 18, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed November 3, 2022

U.S. Federal Income Tax Consequences of the Merger, page 11

1. We note your response to prior comment 1. It is permissible for counsel to opine that the tax consequences "should" occur or are "more likely than not" provided the disclosure explains the reasons for and risks related to the uncertainty. Please revise to explain those reasons and risks in detail.

2. Please revise your disclosure on page 63 to identify counsel and state, if true, that the disclosure represents their opinion. Also revise to remove the disclosure that the merger is "intended" to qualify for the stated tax treatment.

Background of the Merger, page 55

3. We note your response to prior comment 3. Your disclosure continues to state that B. Riley served as financial advisor, but your revisions indicate they merely held status calls and established a data room. Please revise to explain what services B. Riley provided as financial advisor.

    Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Manufacturing

cc: Christina C. Russo, Esq.